Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Invisacook Inc.
4601 East Moody Blvd Suite H-2
Bunnell, FL 32110
https://www.invisacook.com

Up to $1,069,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Invisacook Inc.
Address: 4601 East Moody Blvd Suite H-2, Bunnell, FL 32110
State of Incorporation: DE
Date Incorporated: February 15, 2022

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $150.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment incentives and Bonuses*

Time-Based:

Early Bird Bonus

Invest within the first 14 days and receive an additional 10% bonus shares.

__Amount-Based__

$1,000+

Receive 1% bonus shares

$2,500+

Receive 2% bonus shares

$5,000+

Receive 3% bonus shares and one, three burner unit.

$10,000+

One, five-burner unit.

$20,000+

Choice of any one of our Invisacook products

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Invisacook, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

InvisaCook, Inc. ("InvisaCook" or the "Company") was first formed in Florida on June 1st, 2018. The Company plans to earn revenue by manufacturing an induction HOB technology for kitchens and restaurants using our product to cook through countertops and combining them with a network of distributors and dealers on a worldwide scale, to fuel the growth and the new sales procedures for companies who are committed to developing and marketing our brand. The Company's headquarters is in Bunnell, Florida, USA. The Company's customers will be located worldwide.

The company has filed a patent application with the USPTO for its InvisaCook Induction Cooktop system and is currently awaiting a determination on its patent application. Once granted, ownership of the patent is planned to be assigned from the CEO to the Company.

InvisaCook LLC was organized as a Limited Liability Company on June 1, 2018, under the laws of the state of Florida. On February 15, 2022, the company converted to a Delaware domestic corporation as InvisaCook, Inc.

Competitors and Industry

Industry

The global induction cooktops market size was valued at USD 18,667.8 million in 2020 and is expected to grow at a compound annual growth rate (CAGR) of 8.5% from 2021 to 2028. The market is being driven by an increase in the number of residential and non-residential development projects, as well as a rise in the number of restaurants and eateries. The improved profitability and performance of the restaurant business are generating sufficient prospects for the market as people continue to patronize fast-food restaurants. The rise in fuel expenses for conventional gas cooktops, as well as the growing trend of modular kitchens due to the comfort and safety benefits, are driving the household induction cooktops market.

With various new residential construction projects in place, the demand for induction cooktops is expected to rise. The gradual shift from gas cooktops has benefitted the market in the past, and an increasing number of consumers are inclined toward installing induction cooktops in their houses or large-scale residential projects. This is due to an increase in awareness regarding its benefits over gas cooktops. Induction cooktops are also widely used in non-residential projects, such as restaurants or hotels. The shift seems to be gradual for commercial applications but is expected to increase over the forecast period.

https://www.grandviewresearch.com/industry-analysis/induction-cooktops-market

Competitors

The Company has some competitors in the induction cooktop market. A few of the top competitors in our industry include:

TPB, Barcelona, Spain

The drawbacks are vast:

- You must use their surfaces ONLY. It is almost impossible to match their colors.

- You must use their pots and pans ONLY.

- If you lose operational control of the unit, it will take up to 12 weeks to repair.

- The price point starts at approximately $5,000.00

- They are very high use of electricity: 40-50 amps, 220v extremely expensive to use.

- They are rated for commercial use only.

Lapitec, Italy

An Italian company Lapitec presents 'Lapitec Chef' – a cooking system completely concealed under a modern sintered stone worktop and activated by a technological cooking mat. the system is patented, with the electrothermal part developed in collaboration with the University of Padua.

Lapitec chef is easy to operate, and users must simply place the Lapitec silicone mat on the worktop to activate the touch controls and switch on the system. without the mat, the induction unit and controls remain inactive, and the worktop becomes a regular kitchen counter, distinguished only by small engravings.

The Lapitec chef system facilitates cleaning and allows the worktop to be used for other activities – from preparing food and plating up to hosting social occasions. moreover, Lapitec – a 100% sintered stone – is non-porous, nonabsorbent, and resistant to chemicals, making it ideal for both indoor and outdoor kitchens. the design comes with either two or four cooking rings.

The drawbacks are:

- You can only use their surfaces and colors.

- Their unit is only operational with their pots and pans and rubber electronic trivet.

- Their system is not on the market yet.

- Their price point is undetermined.

- Their unit is also a 40-50 Amp, 220v system, extremely expensive to operate.

ABK Cook Prime, Spain

They state that they are the new invisible induction cooking system born from a matching process of Material and Technology.

Cooking Surface Prime offers a design that tries to perfectly fit in every space.

Cooking Surface Prime, also called the smart countertop, is the hidden induction system, under a porcelain countertop. The idea is of a Valencia, Spain company, now marketed through Italy.

As a result of this union, the product Cooking Surface Prime was born. The induction hob is hidden under the porcelain of the brand, being able to combine with a wide range of colors. They state:

1. The smart countertop or Cooking Surface is the revolution of the world of kitchens.

2. Hidden induction hob system, under our ABK Stone porcelain countertop.

The plate is based on a module of 3 heat points, also has 6 levels of power each fire independent. They are operated from a wired control linked to the equipment, which serves to turn on or off the induction, select the fire to use, adjust the power to need, or use the timer or timer to adapt the cooking time.

The drawbacks are:

• You can only use their surfaces and colors.

• Their unit is only operational with their pots and pans.

• Their price point is all a-la-carte: their pots and pans, their top, their controller.

• Their unit is also a 40-50 Amp, 220v system, extremely expensive to operate.

• Their system has been shown to burn and leave a burned mark on the top of their surface after 2 days of constant cooking.

InvisaCook's two greatest attributes and distinct differences from other competitors is that InvisaCook can be used on any porcelain, granite, marble, and quartzite countertop, unlike the competitors that can only be used with their own stone. The other is the power efficiency that InvisaCook harnesses; our units do not use more than 15 AMPS total with all burners being used as opposed to the 40-50 AMPS used by our competitors.

Current Stage and Roadmap

<u>Current Stage</u>

InvisaCook currently has more than 120 dealers and distributors worldwide, on every inhabited continent on the planet.

InvisaCook, the product, is already in existence and has attained a respected Brand Name awareness internationally. InvisaCook products have been selling to the public since 2019.

At our last count, InvisaCook products are being showcased in over 50 countries and are working to position itself as a leader of induction technology.

InvisaCook is anticipating heading into a high growth year by being showcased at some of the industry's most prestigious trade shows and being showcased on a few very popular international television shows including and not limited to "Holmes Family Rescue" on HGTV.

Road Map

InvisaCook Inc. is working to position itself on the world map as a leader of induction technology. The future is quite bright for Invisacook Inc. and we are evolving at a rapid pace:

* InvisaDine Tables - a residential and commercial dining table where you will be able to cook or warm your food safely while at a dining room table. * InvisaTop I - a revolutionary kitchen induction unit where it will employ InvisaCook's Free Induction System. You will be able to cook or warm your food while placing your pan anywhere on the countertop. The tops will be as large as a 4x6 ft or 5x8 foot island countertop. Expected release 2022.

* InvisaTop II - An innovative 12 mm glass countertop, with embedded art or designs, according to the customer's choices, as well as a unique touchscreen ability to have four separate, moveable, internet browser boxes with the ability to watch a video or pictures while also having the ability to cook with the use of an InvisaCook unit over the glass countertop. Expected release second quarter 2023

* The IC Oven: - A revolutionary Induction/Convection oven, having the ability to pre-heating up to 425 degrees Fahrenheit in 45 seconds while being able to use an InvisaCook two-burner unit at the same time on your countertop, while only using 15 amps to power the entire unit. Expected release third quarter of 2023 - mid-2024.

The Team

Officers and Directors

Name: Curtis Ceballos

Curtis Ceballos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chief Executive Officer & President
  Dates of Service: January 01, 2018 - Present
  Responsibilities: I manage R&D, including the research and development of current and future products. I also manage all day-to-day operations and help generate sales.

Name: Hans King

Hans King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President, Director
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Sales and Marketing. Hans handles the scope of work behind Sales Worldwide, by finding and setting up Distributors and Dealers. He also handles the Marketing efforts by setting up deals for web marketing, and other platforms of social media and TV worldwide.

Name: Ryan Ceballos

Ryan Ceballos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President, Director
  Dates of Service: October 03, 2018 - Present
  Responsibilities: Collaborates directly with the company founders in developing the processes and procedures in place for the assembly, manufacturing, testing, and shipping of our InvisaCook units. Also leads the unit responsible for the assembly and manufacturing of our InvisaCook units.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, offering induction-based cookware to consumers and retailers. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our InvisaCook. Delays or cost overruns in the development of our InvisaCook and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Curtis Ceballos	5,100,000	Common Stock	51.0%
Hans King	2,500,000	Common Stock	25.0%
Marvin Sheets	2,400,000	Common Stock	24.0%

The Company's Securities

The Company has authorized Common Stock, and Series X Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets of funds of the Corporation legally available therefor; and

Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

Other Rights. Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

Series X Preferred Stock

The amount of security authorized is 250,000 with a total of 1 outstanding.

Voting Rights

Certificate of Designations of Preferences and Rights of Series X Preferred Stock, section 1(b). The one share of Series X Preferred Stock shall have a number of votes at any time equal to (i) the total number of votes then held or entitled to be made by all other equity securities of the Company, including, without limitation, the Common Stock, par value $0.0001 per share, of the Corporation (the "Common Stock"), debt securities of the Corporation or pursuant to any other agreement, contract or understanding of the Corporation, plus (ii) one (1).

Material Rights

No Conversion. The Series X Stock shall not be convertible into shares of any other class of stock of the Corporation.

No Dividends. The Series X Stock shall not be entitled to receive any dividends paid on any other class of stock of the Corporation.

No Preferences upon Liquidation. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation, the Series X Stock shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

Protective Provisions. In addition to any other rights and restrictions provided under applicable law, without first obtaining the affirmative vote or written consent of the Series X Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or special meeting of the Series X Holder and with the share of Series X Stock having one vote on such matter either, the Corporation shall not amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or bylaws if such action would adversely alter or change the preferences, rights, privileges, or powers or, or restrictions provided for the. benefits of, the Series X Stock, as reasonably determined and agreed in writing by Series X Holder pursuant to the vote as set for the above, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $537,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founders Shares and capital contribution towards business operations
  Date: June 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2020, compared to the year ended December 31, 2019</u>

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2020 was a very successful year for the Company as we experienced record revenues and unit sales. Global 2020 revenue was 362,583, up more than 200% from 2019. This increase in sales was primarily driven by US-based as well as international growth through the use and operation of the InvisaCook units, direct-to-dealers, and distributor sales, which were up more than 100% over 2019 and represented 100% of total 2019 & 2020 sales. We believe that this improved performance was primarily driven by two factors: the availability of the Arc model for the entire year and an aggressive digital marketing campaign that we began in January of 2019.

Cost of sales

The cost of sales was $58,410.00 in the fiscal year 2020, up approximately $38,820.00 from 2019's cost of sales of $19,591.00. The increase in the cost of sales was caused by the associated costs of the 400% increase in revenues in 2020 compared to 2019.

Gross margins

Gross margins were $30,647 in 2020, up nearly $300,000 from a net loss of $268,020 in 2019. We expect gross margins as a percentage of revenue to increase from $55k in 2019 to more than 121% in 2020. This improved performance was primarily driven by a significant increase in higher-margin direct-to-dealer sales.

Expenses

2020 expenses were $276,711.00, down about 13% from expenses of $318,993 in 2019. $650,000 of this decrease was from additional marketing spent, primarily related to the 2019 marketing campaign and increased revenue. The remaining increase is primarily related to increased wages, travel, rent, and office expenses.

Historical results and cash flows:

InvisaCook has been doubling its sales every year since inception in 2018 and is on a growth pattern to continue and surpass its sales goals in 2022 and beyond.

InvisaCook's success has been in it's dealers and distributors worldwide. To date, InvisaCook has not held a marketing budget and has created a worldwide Brand Name through the use of Social Media and word of mouth marketing. InvisaCook has consistently been involved in many of the world's top kitchen and bath tradeshows in Europe and the United States, many times garnering awards and recognition atthese events, with the assistance of the dealers themselves, believing and showing off the InvisaCook Brand coupled with their countertop products and kitchens. This form of marketing has been very successful InvisaCook and the dealers and distributors themselves.

Obviously, with the fact the the pandemic affected many businesses in various ways; some positive, some negative. InvisaCook continued its positive sales throughout the past two years, except only for two months. This trend was due to the fact of our continual Social Media marketing and demonstrations online. Shipping and logistics has been the most intense area of operation for InvisaCook. Since InvisaCook manufactures in the USA and ships their products on a worldwide scale, this area has become increasingly expensive for us. We have had to become very savvy and unique in the ways we have shipped our products, but we have met all of our challenges, except for one, scaling of inventory.

Currently and from now and into the future, we will be able to address these situations by ordering and maintaining a working inventory to meet our growing sales demands. Using the proceeds of this offering will enable InvisaCook to order containers of our components to be able to manufacture our units and ship them in an orderly fashion.

InvisaCook will also be producing and creating potentially industry-disrupting technology that we are currently patenting that will help us be a world leader in product and industry Brand awareness and quality.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Feb 2022, the company currently has $43,000.00 cash on hand.

At this time, invisaCook has no loan debts outstanding and no revolving credit line. InvisaCook is in the process of developing a small line of credit in order to continue the growth of the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

InvisaCook will factor the funds that are raised directly into its daily operations. These funds are critical to operations and will be used for inventory components, machinery, logistical solutions, and hiring of professional, seasoned, and experienced staff in the manufacturing and R&D facets of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Essentially InvisaCook will be using 100% of the funds raised to be implemented, if we raise the maximum, this will comprise 94.5% of our funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

InvisaCook can operate comfortably for 1 year upon raising its minimum funding goal.

These expenses are based on our current P&L statements as well as our Balance Sheets. Granted, there will be additional expenses incurred primarily through payroll, with the additional professional staff. Our burn rate is currently approximately $30,000.00 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

InvisaCook can operate comfortably for 3-5 years if we raise our maximum funding goal. We will have an increased burn rate of $45,000.00 per month. We would spend the additional funds on labor costs, shipping costs and inventory to enable us to increase our sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None at this time, we will look into lines of credit or angel investors if we will need capital after this raise.

Indebtedness

- **Creditor:** Curtis Ceballos
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: October 01, 2022

Related Party Transactions

- **Name of Entity:** Curtis Ceballos
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan from founder
  Material Terms: $35,000, to be paid back as company generates more sales.

- **Name of Entity:** Curtis Ceballos
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $5,150 loan for purposes of purchasing Invisacook's company vehicle, has been released as of February 1, 2022, and shall be included as a released debt/loan with the 2021 financial statements.
  Material Terms: Accounts receivable, Non-interest bearing, due on demand

Valuation

Pre-Money Valuation: $30,000,003.00

Valuation Details:

The company determined its pre-money valuation based on the Company's assets and market forecasts:

The Markets we are in and/or moving into in the next 3 years include:

1. European Market

2. India Market

3. South America Market

4. North America Market

5. The Middle East & Africa Market

Based on our growth pattern of doubling and tripling sales year over year since inception, we feel that the Induction Cooking/Cooktop Market has a very hot future in the United States for the next three years minimum, as well as in all our markets as shown on our web page dealer/distributor map.

We currently have inventory that has a total retail value of $2.1 million US, and based on contractual obligations from our distributors to purchase 2000 units for current markets, along with planned expansion into new markets providing expected new revenue of approximately $6.4 million US, we have $9-10 million US in expected sales obligations through 2023. We expect these sales figures to continue to grow exponentially over the next 3 years and beyond as we expand into more markets.

Again, based on the orders of over two (2) thousand units just between Q1 and Q2 of 2022, from only a handful of our dealers/distributors, we took the projected sales of $9-10M just through 2023 and multiplied by a factor of 3 to lead to our pre-money valuation of $30,000,003.

The Company set its valuation internally without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Working Capital*
  96.5%
  The funds will be used as working capital to continue the integrity of the InvisaCook Brand. InvisaCook will use these funds to continue the growth of the brand while making sure that the brand awareness is intact and kept safe.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Funds will be allocated to support and expand on existing marketing strategies and developments. Also, funds will be used to fuel the various trade and sales shows.

- *Research & Development*
  20.0%
  Funds will be allocated to continue the evolutionary process of the InvisaCook unit and its related products. InvisaCook will be continuing to release new and disruptive products for a minimum of three years forward.

- *Company Employment*
  20.0%
  Hiring of professional staff to increase and maintain sales goals and accomplishments. Funds will be allocated with a three-year plan of growth.

- *Operations*
  5.0%
  Funds will be allocated to create streamlined operations facilities and the tools of the trade, to enable testing and manufacturing of the InvisaCook products. InvisaCook manufacturing will also enable the use of these funds to generate logistical processes needed for shipping and receiving.

- *Working Capital*
  27.5%
  The funds will be used as working capital to continue the integrity of the InvisaCook Brand. InvisaCook will use these funds to continue the growth of the brand while making sure that the brand awareness is intact and kept safe.

- *Inventory*
  10.0%
  These funds will be allocated to maintain component and parts level inventories to always have a minimum of 500-1000 units on hand. The amounts of the

inventory may change due to orders and needs of our Distributors and Dealers world-wide.

- *Other*
  4.0%
  These funds will be allocated as a petty cash distribution for unforeseen expenses that may arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.invisacook.com (added page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/invisacook

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Invisacook Inc.

[See attached]

Invisacook, LLC. (the "Company") a Florida LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 and 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Invisacook, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 3, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	5,867	37,240
Accounts Receivable, net	74,601	4,541
Other	8	-
Inventory	28,512	-
Total Current Assets	108,988	41,781
Non-current Assets		
Furniture, Equipment, and Vehicle, net of Accumulated Depreciation	10,941	12,104
Security Deposits	1,000	1,000
Related Party Loan	5,150	5,150
Total Non-Current Assets	17,091	18,254
TOTAL ASSETS	126,079	60,035
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	48,776	28,406
Loan Payable	35,000	35,000
PPP Loan	24,067	
Accrued interest	2,625	2,625
Total Current Liabilities	110,468	66,031
TOTAL LIABILITIES	110,468	66,031
EQUITY		
Member's Capital	323,347	332,387
Accumulated Deficit	(307,736)	(338,383)
Total Equity	15,611	(5,996)
TOTAL LIABILITIES AND EQUITY	126,079	60,035

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	362,583	76,863
Cost of Revenue	58,410	19,591
Gross Profit	304,173	57,272
Operating Expenses		
Advertising and Marketing	5,588	24,116
Other General and Administrative	141,421	167,917
Travel	23,287	64,333
Salaries and Wages	103,289	59,944
Depreciation	3,125	2,683
Other	-	-
Total Operating Expenses	276,711	318,993
Operating Income (loss)	27,462	(261,721)
Other Income		
Grant	7,500	-
Other	-	-
Total Other Income	7,500	-
Other Expense		
Interest Expense	4,315	6,300
Other	-	-
Total Other Expense	4,315	6,300
Provision for Income Tax	-	-
Net Income (loss)	30,647	(268,020)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	30,647	(268,020)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,125	2,683
Accounts Payable	20,362	28,343
Inventory	(28,512)	-
Accounts Receivable	(91,472)	(4,541)
Bad Debt	21,412	-
Accrued Interest	-	2,625
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(75,085)	29,110
Net Cash provided by (used in) Operating Activities	(44,438)	(238,910)
INVESTING ACTIVITIES		
Furniture & Equipment	(1,962)	(8,287)
Loan to Members		(5,150)
Net Cash provided by (used by) Investing Activities	(1,962)	(13,437)
FINANCING ACTIVITIES		
PPP Loan Proceeds	24,067	-
Member Draws	(13,295)	(49,121)
Member Contributions	4,255	300,800
Loan Proceeds	-	35,000
Net Cash provided by (used in) Financing Activities	15,027	286,679
Cash at the beginning of period	37,240	2,909
Net Cash increase (decrease) for period	(31,373)	34,331
Cash at end of period	5,867	37,240

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	80,708	(70,363)	10,346
Capital Contributions	300,800	-	300,800
Capital Distributions	(49,121)	-	(49,121)
Net Income (Loss)	-	(268,020)	(268,020)
Ending Balance 12/31/2019	332,387	(338,383)	(5,996)
Capital Contributions	4,255	-	4,255
Capital Distributions	(13,295)	-	(13,295)
Net Income (Loss)	-	30,647	30,647
Ending Balance 12/31/2020	323,347	(307,736)	15,611

Invisacook, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

InvisaCook LLC("the Company") was formed in Florida on June 1st, 2018. The Company earns revenue by manufacturing and sales of an induction HOB technology for kitchens and restaurants and combining them with a network of distributors and dealers on a worldwide scale to fuel the growth and the new sales procedures for companies who are committed to developing and marketing our brand. The Company's headquarters is in Bunnell, Florida, USA. The Company's customers will be located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. The Company sells only to our dealers and distributors on a wholesale basis. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. Typically, the Company bills the dealer/distributor 50% of the cost of their order upfront and the remaining balance is paid 15-30 days upon delivery.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Book Value as of 12/31/20
Machinery and Equipment	5	5,484	(2,077)	3,407
Furniture and Fixtures	7	4,841	(925)	3,916
Vehicle	5	7,100	(3,483)	3,617
Grand Total	-	17,425	(6,484)	10,941

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company's allowance for doubtful accounts was $21,412 as of December 31st, 2020.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not have an equity-based compensation plan as of the date of these financials.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding accounts receivable in the amount of $5,150 for loans to Members. The balance is non-interest bearing and due on demand.

Loans - In December 2019, the Company entered into a loan agreement for $35,000 with an expected interest payment of 2,625 from a Member of the Company. The Company will repay the loan as sales are generated. The Company has agreed with the Member to suspend payments for the time being.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Lease Obligations

On February 1st, 2021, the Company entered into a one-year lease agreement for office space. With a base rent of $5,632 per month.

NOTE 5 – DEBT

See Note 3.

The Company had outstanding $24,067 in loans from the Paycheck Protection Program as of December 31st, 2020. The entire balance has since been forgiven.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	35,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The company is a multi-member LLC with a single class of ownership. Profits and losses are allocated to each member in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 3, 2022, the date these financial statements were available to be issued.

The Company's PPP loan has been forgiven in full.

The Company is in the process of converting to a Delaware Corporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has limited operating history, has negative cashflows from operations, and incurred a loss for one of the periods presented. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

InvisaCook

What You Don't See Won't Burn You


INVISACOOK
IMAGINE BEING ABLE TO COOK
DIRECTLY ON YOUR COUNTERTOP

Website Bunnell, FL ELECTRONICS

$0.00 raised

0 Investors	$30M Valuation
$3.00 Price per Share	$150.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

InvisaCook revolutionizes your countertop by allowing you to cook on it directly. By harnessing the power of induction, InvisaCook is able to heat up just the pan with which you're cooking, eliminating the need for open burners. It's a safer, more stylish, more efficient way to cook that's taking the world by storm!

Overview Team Terms Updates Comments Follow

Reasons to Invest

- **Nearly limitless applications:** Our ultra-versatile cooking solution can cross multiple billion-dollar verticals, from commercial kitchens, homes, assisted living facilities and beyond.
- **Great financials:** InvisaCook is categorically debt-free and seen over 100% revenue growth in each of its years of operation.
- **More than your average stove:** We believe our technology is safer, more sustainable, more stylish, and more efficient than traditional stovetops.

Overview

Meet the future of cooktops

A kitchen isn't just where you cook, it's the keystone of your home. With that sentiment in mind, our company developed an induction cooktop hob that can be positioned under the kitchen countertop allowing the pans to do the cooking, through the surface. The result is a seamless, safe, and efficient design that elevates your kitchen. What you don't see, won't burn you! InvisaCook is currently selling worldwide and growing rapidly in its pre-market stage.


INVISIBLE INDUCTION COOKTOP
Invisacook cooktops are: safer, more efficient, easier to clean, and more enviornmentally friendly than other cooktop options


From countertop to cooktop
ciot

THE PROBLEM

Natural and propane gas cooktops cause environmental harm

It's an unfortunate truth that cooking at home, even if you use a gas-powered stovetop, can have a negative impact on the environment. A recent study from Stanford University revealed that "natural gas stoves in [more than] 40 million U.S. residences release methane... through post-meter leaks and incomplete combustion." This methane leak lowers indoor air quality and poses a threat to our ozone.


COOKING AT HOME IS A NECESSITY
BUT CURRENT STOVE OPTIONS ARE BAD FOR THE ENVIRONMENT
Gas Powered Stoves emit ozone-damanging methane.
Electric Stoves require substantial energy use.

Sources: ACS, Leafscore

While electric stovetops don't suffer from the same ozone-damaging pitfalls as their gas-powered counterparts, their coils are wildly inefficient and use the most amount of energy. People obviously can't stop cooking at home, nor should they, but we must find a sustainable and efficient method of cooking in order to fight climate change.

THE SOLUTION

InvisaCook utilizes cutting-edge tech for sustainable cooking


Demo Video
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InvisaCook utilizes the power of induction to heat your pan faster, more efficiently, and more sustainably than gas or standard electricity. Induction is cooking without heat generation. The pan heats up and does the work, not the surface around it.


Induction Compatible Magnetic Cookware
Solid Surface Countertops
1.5cm or less
Magnetic Field
Magnetic Coil
InvisaCook Unit

InvisaCook lies beneath your countertop and uses dynamic induction on just the pan with which you cook, which frees up precious kitchen counter space. The genius of induction cooking is that it is one of the safest cooking options since it doesn't heat up the space around the pan. Its invisibility is its primary strength and not a cause for concern.

We have 5 Models of InvisaCook:


5 MODELS OF INVISACOOK
1 Burner
2 Burners
3 Burners
4 Burners
5 Burners

Another hallmark of InvisaCook is its unique versatility. InvisaCook allows you to furnish the kitchen with a seamless countertop for an elegant, designer effect. This versatility extends outside the home as well. You can install InvisaCook in an RV, a boat, or any counter space that can support one of its burners.

OUR TRACTION

InvisaCook is growing by leaps and bounds


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Our business is heating up like the pans on our countertops. InvisaCook is categorically debt-free and seen over 100% revenue growth in each of its years of operation. In less than three years InvisaCook has more than 125 dealers throughout the entire world. We recently showcased InvisaCook in four booths at KBIS, one of the largest kitchen and bath shows on the planet and have appeared on television shows on various HGTV television shows.

THE MARKET

One of the safest, fastest, better-looking alternatives to stovetops

A particular point of pride for InvisaCook is its ability to transform a kitchen into a streamlined, elegant living space. Its seamlessness evokes a chic, designer-forward feel, elevating the style quotient of your kitchen. This characteristic lends itself wonderfully to entertaining and hosting events for friends and family.

Aside from being more aesthetically-pleasing when compared to its electric and gas-powered counterparts, InvisaCook also boasts high levels of safety, efficiency, and speed. Moreover, through the Tuya App that controls our tech, users are empowered to work with a level of precision that hardly any other stovetop can offer. (The Company's TUYA app is currently available on Google Play Store and will be re-released in several weeks on the Apple App Store with an updated version).


Safety. No direct heat comes from the device, making it safe to use in a variety of places and situations.
Space. InvisaCook offers the opportunity to recover precious space on the countertop when not in use.
Style. InvisaCook allows you to furnish the kitchen with a seamless countertop for a designer effect.
Efficiency. InvisaCook's induction is faster than gas or electric cooktops, guaranteeing precise cooking results, improving efficiency and simplifying cleaning operations.

Why Invest

Join our journey to revolutionize cooking as we know it

Our vision is not just to make InvisaCook the face of cooking, but also to usher in a new era of sustainable, efficient, and safer cooking. We believe we have a revolutionary product with the potential to defy conventional wisdom with its ease of use and style. InvisaCook's reliability and power make it a fantastic cooking tool, however, its potential to cross multiple verticals is truly what makes it a standout product. Help us change cooking for the better and become a shareholder in InvisaCook today.


HELP US CHANGE
COOKING FOR THE BETTER
& BECOME A SHAREHOLDER
IN INVISACOOK TODAY.

In the Press

The Washington Post | THE CABINET STUDIO |  | kitchn | AZURE

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Meet Our Team



Curtis Ceballos

Chief Executive Officer & President

Curtis Ceballos has a background as a computer engineer in hardware and networking. He has also worked as a computer teacher, multi-sport coach, chef, and entrepreneur.

Curtis Ceballos speaks English, Spanish, Italian, Portuguese and French.

Curtis Ceballos originally went to school for medicine, working as a Physician's Assistant then completely changed to study computer technology.

Before establishing InvisaCook LLC, Mr. Ceballos created and operated an App. Also, within this realm, he developed a digital security biometric interface called DIGITZ.

After working for a few selected technology companies, Mr. Ceballos dove headfirst into InvisaCook, after the product came in a dream and drew the original concept on a piece of paper. After the failure of the first two products, at 2:37 am, while constructing the final product at home, the InvisaCook worked and now is selling InvisaCook all over the world and has become a respected Brand Name. The InvisaCook product is currently patent-pending and all trademarks and copyrights in place.



Hans King

Vice President

Hans King, a former professional hockey player for six (6) years in the top divisions in Europe, has taken his skills from the ice to the business world. Following his successful hockey career, He started a pizza franchise with Papa Murphy's pizza ending up with six (6) locations in the Jacksonville, FL market. Hans was recruited by corporate to help them build over 150 locations on the East Coast using Hans's store set-up process, which he had pioneered.

In 2015, Hans King sold his stores and moved on to owning Madmen Marketing. During this time, Hans also perfected his sales skills working for J&J Import, one of the largest countertop fabricators in Northeast Florida.

Joining Curtis Ceballos, the visionary behind InvisaCook in 2018, Hans King was able to share his knowledge of stone in the development of the InvisaCook units, becoming one of the founders of InvisaCook.

Today, as Senior Vice President, Hans King handles the global sales efforts in setting up distributors and dealers. Hans also handles the marketing side of InvisaCook working with the numerous porcelain brands and always looking for ways to get InvisaCook in front of the masses.



Ryan Ceballos

Executive Vice President

Ryan Ceballos attended Pfeiffer University studying business and sports management. He worked for ten (10) years in the hospitality industry. He has been able to hone the Customer Service skills learned in his previous careers to build an outstanding team at Invisacook.

Ryan Ceballos has been the Director of Operations at Invisacook since our inception in 2018 and has collaborated directly with the company founders in developing the processes and procedures in place for the assembly, manufacturing, testing, and shipping of our InvisaCook units.

As Director of Operations, Ryan Ceballos leads the unit responsible for the assembly and manufacturing of our InvisaCook units. Ryan also leads the crew responsible for the testing of our products to ensure all units leaving our warehouse meet or exceed our strict quality standards.

Ryan Ceballos, along with our warehouse supervisor, is currently evolving our inventory processes to include partnering with a software company capable of meeting the needs of our planned growth.

At InvisaCook, we are giving back to our community and have implemented a program to have special needs kids from our local High School Trails Program and other transitional special needs adults, to work at our facility two (2) days out of the week for two (2) hours, providing them with life skills and the opportunity to stay on as an employee. Ryan Ceballos has successfully and personally worked with and trained our first InvisaCook hire, from this program.

Offering Summary

Company	:	Invisacook Inc.
Corporate Address	:	4601 East Moody Blvd Suite H-2, Bunnell, FL 32110
Offering Minimum	:	$9,999.00
Offering Maximum	:	$1,069,998.00
Minimum Investment Amount (per investor)	:	$150.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,333
Maximum Number of Shares Offered	:	356,666
Price per Share	:	$3.00
Pre-Money Valuation	:	$30,000,003.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment incentives and Bonuses*

Time-Based:

Early Bird Bonus

Invest within the first 14 days and receive an additional 10% bonus shares.

Amount-Based

$1,000+

Receive 1% bonus shares

$2,500+

Receive 2% bonus shares

$5,000+

Receive 3% bonus shares and one, three burner unit.

$10,000+

One, five-burner unit.

$20,000+

Choice of any one of our Invisacook products

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Invisacook, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We have the invisible stove,

I saw this not too long ago, I just went holy cow I know exactly where to put this.

This is wild because it’s induction - one dock here and you can actually fell this, that’s the good thing.

Open the drawer, turn on the power, away you go. Pick your burner and we can heat up that pot.

When you’re done, turn it off and that’s what we’re looking for. Safety when it comes to you, me, or your family.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
Invisacook Inc.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), certifies as follows:

Section 1. Name. The name of the corporation is Invisacook Inc. (the "Corporation").

Section 2. Incorporator; Registered Office and Agent

(a) Incorporator. The name and mailing address of the incorporator are: Curtis Ceballos, 4601 East Moody Blvd., H-2, Bunnell, FL 32110. The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and the initial director of the Corporation shall be as set forth in Section 7.

(b) Registered Agent. The name and address of the registered agent of the Corporation in the State of Delaware is Corporate Creations Network Inc., 3411 Silverside Road Tatnall Building #104, Wilmington, DE 19810, New Castle County, or such other agent and address as the Board of Directors of the Corporation (the "Board") shall from time to time select.

Section 3. Purpose and Business. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corporation is organized.

(b) The Corporation shall have the power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law.

(c) The Corporation shall have the power to sue and be sued in any court of law or equity.

(d) The Corporation shall have the power to make contracts.

(e) The Corporation shall have the power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country.

(f) The Corporation shall have the power to appoint such officers and agents as the affairs of the Corporation shall requite and allow them suitable compensation.

(g) The Corporation shall have the power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders.

(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved.

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document.

(j) The Corporation shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object.

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefore its capital, capital surplus, surplus or other property or fund.

(m) The Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country.

(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its Certificate of Incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the Certificate of Incorporation of the Corporation, or any amendment thereof.

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Section 4. Capital Stock.

(a) Classes and Number of Shares. The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be Fifty Million (50,000,000) shares of common stock, par value of $0.0001 per share (the "Common Stock") and Two Hundred and Fifty Thousand (250,000) shares of preferred stock, par value of $0.0001 per share (the "Preferred Stock").

(b) Powers and Rights of Common Stock.

(i) Preemptive Right. No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

(ii) Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.

(iii) Dividends and Distributions.

(A) Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets of funds of the Corporation legally available therefore; and

(B) Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

(iv) Other Rights. Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

(c) Classes of Preferred Stock. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(i) The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii) the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

(iii) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(iv) whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii) the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii) the provisions, if any, of a sinking fund applicable to such series; and

(ix) any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

(d) Issuance of the Common Stock and the Preferred Stock. The Board may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in this Certificate of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value of the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

(e) Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

(f) One Class. Except as otherwise required by the DGCL, this Certificate of Incorporation, or any designation for a class of Preferred Stock (which may provide that an alternate vote is required), (i) all shares of capital stock of the Corporation shall vote together as one class on all mattes submitted to a vote of the shareholders of the Corporation; and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.

(g) Section 242(b)(2) Election. For the avoidance of doubt, the intent of Section 4(f) is, and the operation of Section 4(f) shall be, that, without limitation, (i) the number of authorized shares of Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class of stock, voting as a separate class, being required; and (ii) unless otherwise set forth in a certificate of designations for the applicable class of Preferred Stock, the number of authorized shares of any class of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class of stock, voting as a separate class, being required.

Section 5. Adoption of Bylaws. In the furtherance and not in limitation of the powers conferred by statute and subject to Section 6, the Board is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

Section 6. Shareholder Amendment of Bylaws. Notwithstanding Section 5, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Section 7. Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of the Board. The first Board shall initially consist of one (1) person. The initial director of the Corporation shall be Curtis Ceballos and his mailing address is P.O. Box 351612, Palm Coast, FL 32135. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the number of directors of the Corporation may be amended from time to time as set forth in the Bylaws. The exact number of directors shall be fixed from time to time by the Board pursuant to resolution adopted by a majority of the full Board. Directors need not be stockholders.

Section 8. Powers of Board.

(a) In furtherance and not in limitation of the powers conferred by the laws of the DGCL, the Board is expressly authorized and empowered:

(i) To make, alter, amend, and repeal the Bylaws;

(ii) Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to stockholder inspection, provided that no stockholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board or of the stockholders of the Corporation;

(iii) To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(iv) To determine whether any and, if so, what part of the earned surplus of the Corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(v) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(vi) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(vii) to designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board; and

(viii) To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid.

(b) In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation, and of the Bylaws of the Corporation.

Section 9. Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of DGCL Title 8, Section 144 are met.

Section 10. Term of Board of Directors. Except as otherwise required by applicable law, each director shall serve for a term ending on first anniversary of their date of election, provided that, notwithstanding the foregoing provisions of this Section 10 each director shall serve until their successor is elected and qualified or until his death, resignation or removal. All directors shall have equal standing. Notwithstanding the foregoing provisions of this Section 10, no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board establishing such class or series.

Section 11. Vacancies on Board of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Section 12. Removal of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the issued and outstanding stock entitled to vote. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Section 13. Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Certificate of Incorporation have been satisfied.

Section 14. Special Stockholder Meetings. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by Board, within the limits fixed by law.

Section 15. Location of Stockholder Meetings. Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

Section 16. Private Property of Stockholders. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.

Section 17. Amendments. The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Section 18. Term of Existence. The Corporation is to have perpetual existence.

Section 19. Liability of Directors. No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable sections of the DGCL, (iv) the payment of dividends in violation of the DGCL or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 19 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Section 20. Indemnification.

(a) Indemnification in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 20(c) and Section 20(j), the Corporation shall, to the fullest extent permitted by the DGCL and applicable Delaware law as in effect at any time, indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

(b) Indemnification in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 20(c) and Section 20(j), the Corporation shall indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and whether the basis of such action, suit or proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Courts in the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court in the State of Delaware or such other court shall deem proper.

(c) Authorization of Indemnification. Any indemnification or defense under this Section 20 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,: (i) by directors constituting the Board Voting Majority and who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by the Board Voting Majority, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 20(a) or Section 20(b) or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) Good Faith Defined. For purposes of any determination under Section 20(c), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 20(d) shall mean any other corporation or any partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which such person was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent. The provisions of this Section 20(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be.

(e) Expenses Payable in Advance. Expenses, including attorneys' fees, incurred by a current or former director or officer in defending any action, suit or proceeding described in Section 20(a) or Section 20(b) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 20.

(f) Non-exclusivity of Indemnification and Advancement of Expenses. The indemnification, defense and advancement of expenses provided by or granted pursuant to this Section 20 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 20(a) or Section 20(b) shall be made to the fullest extent permitted by applicable law. The provisions of this Section 20 shall not be deemed to preclude the indemnification of, or advancement of expenses to, any person who is not specified in Section 20(a) or Section 20(b) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise.

(g) Insurance. The Corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the Corporation, or a direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation, as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify, hold harmless or defend such person against such liability under the provisions of this Section 20.

(h) Certain Definitions. For purposes of this Section 20 references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who was or is a director, officer, employee or agent of such constituent corporation, or was or is serving at the request of such constituent corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Section 20 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Section 20, references to "fines" shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 20.

(i) Survival of Indemnification and Advancement of Expenses. The indemnification, defense and advancement of expenses provided by, or granted pursuant to, this Section 20 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) Limitation on Indemnification; Att*orneys' Fees*. Notwithstanding anything contained in this Section 20 to the contrary, except for proceedings to enforce rights to indemnification and defense under this Section 20 (which shall be governed by Section 20(k)(ii)), the Corporation shall not be obligated under this Section 20 to indemnify, hold harmless or defend any director, officer, employee or agent in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board. Notwithstanding anything contained in this Section 20 to the contrary, the prevailing party shall not be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action to the extent that such fees, costs and expenses relate to "internal corporate claims" as defined in Section 109(b) of the DGCL.

(k) Contract Rights.

(i) The obligations of the Corporation under this Section 20 to indemnify, hold harmless and defend a person who was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, including the duty to advance expenses, shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Section 20 shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

(ii) If a claim under Section 20(a), Section 20(b) or Section 20(e) is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 45 days, the person making such claim may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by applicable law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by such person to enforce a right to indemnification hereunder (but not in a suit brought by such person to enforce a right to an advancement of expenses) it shall be a defense, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that such person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) that such person has not met such applicable standard of conduct, shall create a presumption that such person has not met the applicable standard of conduct or, in the case of such a suit brought by such person, be a defense to such suit.

(l) Indemnification Agreements. Without limiting the generality of the foregoing, the Corporation shall have the express authority to enter into such agreements as the Board deems appropriate for the indemnification of present or future directors and officers of the Corporation in connection with their service to, or status with, the Corporation or any other corporation, entity or enterprise with whom such person is serving at the express written request of the Corporation.

Section 21. <u>Forum Selection</u>. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

Section 22. Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Incorporation and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of February 07, 2022.

Sole Incorporator

By: ______________________________
Curtis Ceballos
Sole Incorporator